11 Dupont Circle NW, 9th Floor
Washington, D.C. 20036

February 15, 2022

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review and Accounting Office
100 F Street NE
Washington, DC 20549-9303

Re:	Fundrise Income Real Estate Fund, LLC (the “Registrant”)
Registration Statement on Form N-14 8C
File No. 333-260172

Ladies and Gentlemen:
In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of the effective date of Pre-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-14 8C (the “Registration Statement”) so that the Registrant’s Registration Statement may be declared effective on February 17, 2022, or as soon as practicable thereafter.

Please contact Kenneth L. Greenberg at (215) 564-8149, with respect to this acceleration request or, in his absence, contact Sara P. Crovitz at (202) 507-6414.

[Signature Page Follows]

Very truly yours,

Fundrise Income Real Estate Fund, LLC
/s/ Benjamin S. Miller
Benjamin S. Miller President

cc:           Kenneth L. Greenberg, Esq.
Sara P. Crovitz, Esq.